--------------------------------------------------------------------------------
      As filed with the Securities and Exchange Commission on March 2, 2007

                                                 Registration No. 333-
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                         MAGELLAN HEALTH SERVICES, INC.
             (Exact name of registrant as specified in its charter)

          DELAWARE                                           58-1076937
(State or other jurisdiction of                           (I.R.S. employer
incorporation or organization)                           identification no.)

                                   55 NOD ROAD
                             AVON, CONNECTICUT 06001
                    (Address of principal executive offices)

             AMENDMENTS, DATED AS OF JANUARY 31, 2006, TO INCENTIVE
             STOCK OPTION AWARD AGREEMENTS BETWEEN NATIONAL IMAGING
           ASSOCIATES, INC. AND, SEPARATELY, JOHN DONAHUE, THOMAS DEHN
                              AND R. ROBERT LAGALIA

           STOCK OPTION AGREEMENTS AND NOTICES OF STOCK OPTION GRANT,
              DATED AS OF JANUARY 31, 2006, BETWEEN MAGELLAN HEALTH
            SERVICES, INC. AND, SEPARATELY, JOHN DONAHUE, THOMAS DEHN
                              AND R. ROBERT LAGALIA

           STOCK OPTION AGREEMENTS AND NOTICES OF STOCK OPTION GRANT,
           DATED JULY 31, 2006, BETWEEN MAGELLAN HEALTH SERVICES, INC.
             AND, SEPARATELY, GEORGE PETROVAS, ANDREW GELLMAN, KERRY
                            BRADLEY AND KJEL JOHNSON

            STOCK OPTION AGREEMENT AND NOTICE OF STOCK OPTION GRANT,
           DATED JULY 17, 2006, BETWEEN MAGELLAN HEALTH SERVICES, INC.
                               AND MICHAEL MAJERIK

            RESTRICTED STOCK UNIT AGREEMENT AND NOTICE OF RESTRICTED
             STOCK UNIT GRANT, DATED JULY 17, 2006, BETWEEN MAGELLAN
                    HEALTH SERVICES, INC. AND MICHAEL MAJERIK
                            (Full title of the plans)

                               DANIEL N. GREGROIRE
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         MAGELLAN HEALTH SERVICES, INC.
                                   55 NOD ROAD
                             AVON, CONNECTICUT 06001
                     (Name and address of agent for service)

                                 (860) 507-1900
          (Telephone number, including area code, of agent for service)

--------------------------------------------------------------------------------
                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
                                                      Proposed
Title of                              Proposed        maximum
securities           Amount to         maximum        aggregate     Amount of
  to be            be registered   offering price  offering price  registration
registered              (1)           per share          (2)           fee
----------              ---           ---------          ---           ---

Ordinary            52,066 (3)         $4.44         $231,174        $7.10
Common Stock,       23,160 (4)          $4.44         $102,831        $3.16
par value            7,834 (5)          $4.44          $34,783        $1.07
$0.01                5,441 (6)          $7.66          $41,679        $1.28
per share            6,746 (7)          $6.20          $41,826        $1.29
                     4,216 (8)          $6.20          $26,140         $.81
                    50,000 (9)         $36.29       $1,814,500       $55.71
                    20,000 (10)        $36.29         $725,800       $22.29
                    30,000 (11)        $36.29       $1,088,700       $33.43
                    30,000 (12)        $46.94       $1,408,200       $43.24
                    30,000 (13)        $46.94       $1,408,200       $43.24
                    20,000 (14)        $46.94         $938,800       $28.83
                    20,000 (15)        $46.94         $938,800       $28.83
                    37,500 (16)        $43.45       $1,629,375       $50.03
                     4,753 (17)        $42.12         $200,196        $6.15

    Total          341,716               N/A       $10,631,005      $326.46

(1) Plus such indeterminate number of shares of Ordinary Common Stock, par value $0.01 per share ("Ordinary Common Stock"), of Magellan Health Services, Inc. ("Magellan") as may be issued to prevent dilution resulting from stock dividends, stock splits or similar transactions in accordance with Rule 416 under the Securities Act of 1933, as amended (the "Securities Act").

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and (h) under the Securities Act, in the case of restricted stock unit awards, based on the average of the high and low sales prices per share of Ordinary Common Stock of Magellan as reported by the Nasdaq National Market on February 28, 2007

(3) Represents shares of Ordinary Common Stock issuable upon exercise of options issued pursuant to Amendments, dated as of January 31, 2006, to Incentive Stock Option Award Agreements, dated as of July 1, 2003, between John Donahue and National Imaging Associates, Inc. (as assumed by Magellan).

(4) Represents shares of Ordinary Common Stock issuable upon exercise of options issued pursuant to Amendments, dated as of January 31, 2006, to Incentive Stock Option Award Agreements, dated as of July 1, 2003, between Thomas Dehn and National Imaging Associates, Inc. (as assumed by Magellan).

(5) Represents shares of Ordinary Common Stock issuable upon exercise of options issued pursuant to an Amendment, dated as of January 31, 2006, to the Incentive Stock Option Award Agreement, dated as of July 1, 2003, between R. Robert LaGalia and National Imaging Associates, Inc. (as assumed by Magellan).

(6) Represents shares of Ordinary Common Stock issuable upon exercise of options issued pursuant to an Amendment, dated as of January 31, 2006, to an Incentive Stock Option Award Agreement, dated as of May 1, 2005, between John Donahue and National Imaging Associates, Inc. (as assumed by Magellan).

(7) Represents shares of Ordinary Common Stock issuable upon exercise of options issued pursuant to an Amendment, dated as of January 31, 2006, to the Incentive Stock Option Award Agreement, dated as of August 1, 2004, between John Donahue and National Imaging Associates, Inc. (as assumed by Magellan).

(8) Represents shares of Ordinary Common Stock issuable upon exercise of options issued pursuant to an Amendment, dated as of January 31, 2006, to an Incentive Stock Option Award Agreement, dated as of August 1, 2004, between Thomas Dehn and National Imaging Associates, Inc. (as assumed by Magellan).

(9) Represents shares of Ordinary Common Stock issuable upon exercise of options issued pursuant to the Stock Option Agreement and Notice of Stock Option Grant, dated January 31, 2006, between Magellan and John Donahue.

(10) Represents shares of Ordinary Common Stock issuable upon exercise of options issued pursuant to the Stock Option Agreement and Notice of Stock Option Grant, dated January 31, 2006, between Magellan and Thomas Dehn.

(11) Represents shares of Ordinary Common Stock issuable upon exercise of options issued pursuant to the Stock Option Agreement and Notice of Stock Option Grant, dated January 31, 2006, between Magellan and R. Robert LaGalia.

(12) Represents shares of Ordinary Common Stock issuable upon exercise of options issued pursuant to the Stock Option Agreement and Notice of Stock Option Grant, dated as of July 31, 2006, between Magellan and George Petrovas.

(13) Represents shares of Ordinary Common Stock issuable upon exercise of options issued pursuant to the Stock Option Agreement and Notice of Stock Option Grant, dated as of July 31, 2006, between Magellan and Andrew Gellman.

(14) Represents shares of Ordinary Common Stock issuable upon exercise of options issued pursuant to the Stock Option Agreement and Notice of Stock Option Grant, dated as of July 31, 2006, between Magellan and Kerry Bradley.

(15) Represents shares of Ordinary Common Stock issuable upon exercise of options issued to Kjel Johnson pursuant to the Stock Option Agreement and Notice of Stock Option Grant, dated as of July 31, 2006, between Magellan and Kjel Johnson.

(16) Represents shares of Ordinary Common Stock issuable upon exercise of options issued to Michael Majerik pursuant to the Stock Option Agreement and Notice of Stock Option Grant, dated as of July 17, 2006, between Magellan and Michael Majerik.

(17) Represents shares of Ordinary Common Stock issuable pursuant to restricted stock unit awards issued pursuant to the Restricted Stock Unit Award Agreement and Notice of Restricted Stock Unit Grant, dated as of July 17, 2006, between Magellan and Michael Majerik.

      The Registrant has prepared this Registration Statement in accordance with the requirements of Form S-8 under the Securities Act to register (i) sales of up to 340,963 shares of Ordinary Common Stock pursuant to the exercise of options issued pursuant to the plans referred to above and (ii) the issuance of up to 4,753 shares of Ordinary Common Stock pursuant to the restricted stock unit award previously issued to Michael Majerik (the "Selling Stockholder") upon his employment with Magellan pursuant to the plan referred to above and the resale of up to 4,753 shares of Ordinary Common Stock that are issuable pursuant to such restricted stock unit award and (iii) such indeterminate number of other shares of Ordinary Common Stock as may be issued in relation to such shares in transactions referred to in Rule 416 under the Securities Act. Accordingly, this Registration Statement also includes a reoffer prospectus that has been prepared in accordance with the requirements of Part I of Form S-3 and, pursuant to General Instruction C of Form S-8, may be used for reofferings and resales on a continuous or delayed basis of the shares of Ordinary Common Stock that are issuable pursuant to such restricted stock unit award and that are held by the Selling Stockholder.

                                     PART I

              INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

      The documents containing the information required by Part I of Form S-8 will be sent or given to plan participants as specified by Rule 428(b)(1) of the Securities Act. Such documents are not required to be and are not filed with the Securities and Exchange Commission (the "SEC") either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

      Under the cover of this Form S-8 is a reoffer prospectus prepared in accordance with the requirements of Part I of Form S-3. The reoffer prospectus may be used for reofferings and resales on a continuous or delayed basis of 4,753 shares of Ordinary Common Stock that are issuable pursuant to a restricted stock unit award and that are held by the Selling Stockholder.

                               REOFFER PROSPECTUS
                               ------------------

                         MAGELLAN HEALTH SERVICES, INC.

        4,753 SHARES OF ORDINARY COMMON STOCK, PAR VALUE $0.01 PER SHARE

      This prospectus is being used in connection with the offering from time to time by the Selling Stockholder, or by his pledgees, donees, transferees or other successors in interest, of shares of Ordinary Common Stock issuable pursuant to a restricted stock unit grant to the Selling Stockholder in connection with his employment by Magellan Health Services, Inc. We will not receive any of the proceeds from any such offering.

      The prices at which the Selling Stockholder may sell the shares will be determined by the prevailing market price for the shares at the time of sale or through negotiated transactions with third parties.

      The registration statement of which this prospectus is a part permits the Selling Stockholder to sell the shares from time to time in the public market. The Selling Stockholder may sell Ordinary Common Stock through ordinary broker transactions, directly to market makers of our shares, directly to third parties, through underwriters in public offerings, or through other means described in the section entitled "Plan of Distribution" beginning on page 19.

      Our Ordinary Common Stock became listed on the Nasdaq Stock Market under the ticker symbol "MGLN" on January 6, 2004. The last reported sale price for our Ordinary Common Stock on March 1, 2007 was $42.26 per share.

      INVESTING IN OUR ORDINARY COMMON STOCK INVOLVES RISKS. SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 4.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The date of this prospectus is March 2, 2007.

                                TABLE OF CONTENTS
                                                                            PAGE

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS............................1

MAGELLAN HEALTH SERVICES, INC................................................1

RISK FACTORS.................................................................4

WHERE YOU CAN FIND MORE INFORMATION.........................................18

USE OF PROCEEDS.............................................................18

SELLING STOCKHOLDER.........................................................18

PLAN OF DISTRIBUTION........................................................19

LEGAL MATTERS...............................................................22

EXPERTS.....................................................................22

You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The Ordinary Common Stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of such document.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the registration statement of which it forms a part and the documents incorporated by reference into these documents contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends," "will," "foresee" and similar expressions to identify these forward-looking statements. In addition, from time to time we or our representatives have made or may make forward-looking statements orally or in writing. Furthermore, such forward-looking statements may be included in various submission or filings that we make with the SEC, or press releases or oral statements made by or with the approval of one of our authorized officers. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions, that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause actual results to differ include, but are not limited to, those discussed in the section entitled "Risk Factors" beginning on page 4 of this prospectus. Readers are cautioned not to place undue reliance on any forward-looking statements contained herein, which reflect management's opinions only as of the date hereof. Except as required by law, Magellan Health Services, Inc. ("Magellan") undertakes no obligation to revise or publicly release the results of any revision to any forward-looking statements. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Forms 10-K, 10-Q and 8-K. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this prospectus.

                         MAGELLAN HEALTH SERVICES, INC.

OUR BUSINESS

      The Company is engaged in the specialty managed healthcare business. Through fiscal 2005, the Company predominantly operated in the managed behavioral healthcare business. During fiscal 2006, the Company expanded into radiology benefits management and specialty pharmaceutical management as a result of its acquisitions of National Imaging Associates, Inc. ("NIA") and ICORE Healthcare LLC ("ICORE"), respectively, as discussed further below. The Company's business is divided into the following six segments, based on the services it provides and/or the customers that it serves, as described below.

      Managed Behavioral Healthcare. The Company's managed behavioral healthcare business is composed of three of the Company's segments, each as described further below. This line of business generally reflects the Company's coordination and management of the delivery of behavioral healthcare treatment services that are provided through its contracted network of third-party treatment providers, which includes psychiatrists, psychologists, other behavioral health professionals, psychiatric hospitals, general medical facilities with psychiatric beds, residential treatment centers and other treatment facilities. The treatment services provided through the Company's provider network include outpatient programs (such as counseling or therapy), intermediate care programs (such as intensive outpatient programs and partial hospitalization services), inpatient treatment and crisis intervention services. The Company, however, generally does not directly provide, or own any provider of, treatment services. The Company provides its management services primarily through: (i) risk-based products, where the Company assumes all or a portion of the responsibility for the cost of providing treatment services in exchange for a fixed per member per month fee, (ii) administrative services only ("ASO") products, where the Company provides services such as utilization review, claims administration and/or provider network management, but does not assume responsibility for the cost of the treatment services, and (iii) employee assistance programs ("EAPs") where the Company provides short-term outpatient counseling.

      The managed behavioral healthcare business is managed based on the services provided and/or the customers served, through the following three segments:

      HealthPlan. The Managed Behavioral Healthcare Health Plan segment ("Health Plan") generally reflects managed behavioral healthcare services provided under contracts with managed care companies, health insurers and other health plans. Health Plan's contracts encompass either risk-based or ASO arrangements or both and provide for service to the commercial, Medicaid and Medicare members of the health plan. As of December 31, 2006, Health Plan's covered lives were 7.7 million, 0.2 million and 19.7 million for risk-based, EAP and ASO products, respectively. For the year ended December 31, 2006, Health Plan's revenue was $524.9 million, $0.9 million and $130.2 million for risk-based, EAP and ASO products, respectively.

      Employer. The Managed Behavioral Healthcare Employer segment ("Employer") generally reflects the provision of EAP services and managed behavioral healthcare services under contracts with employers, including corporations and governmental agencies, and labor unions. Employer contracts can be for either EAP or managed behavioral health services or both. Employer contracts containing provision of managed behavioral healthcare services can be risk-based or ASO but currently are primarily ASO. As of December 31, 2006, Employer's covered lives were 0.1 million, 13.6 million and 0.2 million for risk-based, EAP and ASO products, respectively. For the year ended December 31, 2006, Employer's revenue was $5.4 million, $106.9 million and $16.4 million for risk-based, EAP and ASO products, respectively.

      Public Sector. The Managed Behavioral Healthcare Public Sector segment ("Public Sector") generally reflects managed behavioral healthcare services provided to Medicaid recipients under contracts with state and local governmental agencies. Public Sector contracts encompass either risk-based or ASO arrangements. As of December 31, 2006, Public Sector's covered lives were
1.8 million and 0.2 million for risk-based and ASO products, respectively. For the year ended December 31, 2006, Public Sector's revenue was $803.4 million and $5.3 million for risk-based and ASO products, respectively.

      Risk contracts in the Public Sector segment generally have higher per member premiums, cost and (to some degree) more volatility than risk contracts in either the Health Plan or Employer segments due to the nature of populations, benefits provided and other matters. See "Risk Factors--Dependence on Government Spending for Managed Healthcare," "--Possible Impact of Healthcare Reform" and "--Government Regulation."

      Radiology Benefits Management. The Company's Radiology Benefits Management segment generally reflects the management of the delivery of diagnostic imaging services to ensure that such services are clinically appropriate and cost effective. The Company's radiology benefits management services are provided through contracts with managed care companies, health insurers and other health plans for commercial, Medicaid and Medicare members of the health plan as well as to Medicaid recipients through a contract with a local governmental agency. All of the Company's radiology benefit management contracts in 2006 were ASO contracts, where the Company provides services such as utilization review and claims administration, but does not assume responsibility for the cost of the imaging services. The Company also offers its radiology benefits management services through risk-based contracts, where the Company will assume all or a portion of the responsibility for the cost of providing diagnostic imaging services. The Company's Radiology Benefits Management segment managed the benefits of approximately 17.3 million covered lives as of December 31, 2006.

      Specialty Pharmaceutical Management. The Company's Specialty Pharmaceutical Management segment generally reflects the management of specialty drugs used in the treatment of cancer, multiple sclerosis, hemophilia, infertility, rheumatoid arthritis, chronic forms of hepatitis and other diseases, under contracts in commercial, Medicare and Medicaid programs. Specialty pharmaceutical drugs represent high-cost injectible, infused, oral, or inhaled drugs which traditional retail pharmacies typically do not supply due to their high cost, sensitive handling, and storage needs. The Company's specialty pharmaceutical services include (i) the distribution of specialty pharmaceutical drugs on behalf of health plans, (ii) administering on behalf of health plans rebate agreements between health plans and pharmaceutical manufacturers, and
(iii) providing consulting services to health plans and pharmaceutical manufacturers. The Company's Specialty Pharmaceutical Management segment had contracts with 29 health plans, and 10 pharmaceutical manufacturers as of December 31, 2006.

      Corporate and Other. This segment of the Company is comprised primarily of operational support functions such as sales and marketing and information technology, as well as corporate support functions such as executive, finance, human resources and legal.


THIS OFFERING

      This reoffer prospectus relates to the possible sale of the shares issuable pursuant to a Restricted Stock Unit Award that was granted to the Selling Stockholder in connection with his employment with the Company.

OUR CORPORATE INFORMATION

      Magellan is a Delaware corporation. Our executive offices are located at 55 Nod Road, Avon, Connecticut 06001, our telephone number at that location is
(860) 507-1900, and our website can be accessed at www.magellanhealth.com. Information contained in our website does not constitute part of this prospectus.

     REFERENCES TO "COMPANY", "WE", "US" AND "OUR" IN THIS PROSPECTUS REFER
       TO MAGELLAN HEALTH SERVICES, INC., TOGETHER WITH ITS SUBSIDIARIES,
                     UNLESS THE CONTEXT REQUIRES OTHERWISE.

                                  RISK FACTORS

An investment in Ordinary Common Stock involves a high degree of risk. You should carefully consider the following risk factors, together with all of the other information included or incorporated by reference in this prospectus, before you decide whether to purchase Magellan's Ordinary Common Stock. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of Ordinary Common Stock could decline, and you may lose all or part of your investment.

There are various factors that could adversely affect our business, financial condition, prospects and results of operations.

RELIANCE ON CUSTOMER CONTRACTS--OUR INABILITY TO RENEW, EXTEND OR REPLACE EXPIRING OR TERMINATED CONTRACTS COULD ADVERSELY AFFECT OUR LIQUIDITY, PROFITABILITY AND FINANCIAL CONDITION.

      Substantially all of our net revenue is derived from contracts that may be terminated immediately with cause and many, including some of our most significant contracts, are terminable without cause by the customer upon notice and the passage of a specified period of time (typically between 60 and 180 days), or upon the occurrence of certain other specified events. Our ten largest customers accounted for 74.0 percent and 74.9 percent of our net revenue in the fiscal years ended December 31, 2005 and 2006, respectively. Loss of all of these contracts or customers would, and loss of any one of these contracts or customers could, materially reduce our net revenue and have a material adverse effect on our liquidity, profitability and financial condition.

      Managed Behavioral Healthcare

      Our contracts with TennCare and with subsidiaries of WellPoint each generated revenues that exceeded, in the aggregate, ten percent of managed behavioral healthcare net revenues, as well as our consolidated revenues, for the years ended December 31, 2005 and 2006.

      Total revenue from our contracts with WellPoint was $202.2 million and $200.2 million during the years ended December 31, 2005 and 2006, respectively. Included in the revenue amount for the year ended December 31, 2006 is revenue of $12.6 million from contracts NIA has with WellPoint.

      On September 6, 2006, we announced that we were notified by WellPoint of its intent to terminate its contract with us for the management of behavioral healthcare services for its commercial members in Indiana, Kentucky and Ohio (the "Midwest contract"), effective March 31, 2007. The Midwest contract had been set to expire on December 31, 2007; however, WellPoint notified us of its intent to exercise its right under the Midwest contract to terminate without cause with six months' notice. For the year ended December 31, 2006, the Midwest contract generated revenue of $100.4 million. We have two other managed behavioral healthcare contracts with WellPoint that generated revenue of $87.2 million for the year ended December 31, 2006. Each of these contracts has a term expiring on December 31, 2007, neither contract has an early termination provision similar to that contained in the Midwest contract and we have not received notice of a change in the status of these contracts. The contracts with respect to the management of radiology benefits through our NIA subsidiary are unrelated to and unaffected by WellPoint's decision regarding behavioral healthcare management for the Midwest contract.

      We provide managed behavioral healthcare services for TennCare, through contracts held by two of our wholly-owned subsidiaries. TennCare has divided its program into three regions, and our TennCare contracts, which extend through September 30, 2007, currently encompass all of the TennCare membership for all three regions. We recorded revenue of $432.7 million and $416.4 million during the years ended December 31, 2005 and 2006, respectively, from our TennCare contracts.

      On April 7, 2006, TennCare issued a Request for Proposals ("RFP") for the management of the integrated delivery of behavioral and physical medical care to TennCare enrollees in the Middle region by managed care organizations. On July 26, 2006, TennCare announced the two winning bidders to the RFP process, neither of which had partnered with us, and a start date of April 1, 2007 at which time our contracts with TennCare will be amended to remove the Middle region enrollees. For the year ended December 31, 2006, revenue derived from TennCare enrollees residing in the Middle region amounted to $152.0 million.

      We recorded net revenue from Aetna, Inc. ("Aetna") of $245.0 million for the year ended December 31, 2005, which represented in excess of ten percent of our managed behavioral healthcare net revenues for that period. Our contract with Aetna terminated on December 31, 2005. During the year ended December 31, 2006, we recognized $6.2 million of revenue related to the performance of one-time, transitional activities associated with the contract termination.

      Radiology Benefits Management and Specialty Pharmaceutical Management

      Included in our Radiology Benefits Management line of business are three customers that each exceeded 10 percent of the net revenues for this line of business for the year ended December 31, 2006. The three customers generated $12.6 million, $5.2 million and $4.8 million, respectively, of the net revenues for Radiology Benefits Management for the year ended December 31, 2006. The second customer discussed above has contracts with us for three geographical markets, and such customer has informed us that the contracts for two of these markets, which generated revenue of $3.7 million for the year ended December 31, 2006, will terminate effective December 31, 2006.

      Included in our Specialty Pharmaceutical Management line of business are three customers that each exceeded 10 percent of the net revenues for this line of business for the year ended December 31, 2006. The three customers generated $24.8 million, $11.7 million and $9.6 million, respectively, of the net revenues for Specialty Pharmaceutical Management for the year ended December 31, 2006.

INTEGRATION OF COMPANIES ACQUIRED BY MAGELLAN--OUR PROFITABILITY COULD BE ADVERSELY AFFECTED IF THE INTEGRATION OF COMPANIES ACQUIRED BY US, INCLUDING NIA AND ICORE, IS NOT COMPLETED IN A TIMELY AND EFFECTIVE MANNER.

      One of our growth strategies is to make strategic acquisitions which are complementary to our existing operations. NIA and ICORE are the first such acquisitions completed by us. After we close on an acquisition, we must integrate the acquired company into our polices, procedures and systems. Failure to effectively integrate an acquired business could result in excessive costs being incurred (i.e. a delay in obtaining targeted synergies), decreased customer performance (which could result in contract penalties and/or terminations), increased employee turnover, and lost sales opportunities.

CHANGES IN THE MEDICAL MANAGED CARE INDUSTRY--CERTAIN CHANGES IN THE BUSINESS PRACTICES OF THIS INDUSTRY COULD NEGATIVELY IMPACT OUR RESOURCES, PROFITABILITY AND RESULTS OF OPERATIONS.

      Substantially all of our Health Plan, Radiology Benefits Management and Specialty Pharmaceutical Management segment net revenue is derived from customers in the medical managed care industry, including managed care companies, health insurers and other health plans. Some types of changes in this industry's business practices could negatively impact us. For example, if our managed care customers seek to provide services directly to their subscribers, instead of contracting with us for such services, we could be adversely affected. In this regard and as previously noted, Aetna and WellPoint had decided to provide managed behavioral services directly to some or all of their subscribers, which resulted in the December 31, 2005 termination of the Aetna contract, and the proposed March 31, 2007 termination of the WellPoint Midwest contract. In addition to Aetna and WellPoint, other managed care customers of the Company did not renew all or part of their contracts with us during 2006, and will instead provide managed behavioral healthcare services directly to their subscribers. Other of our customers that are managed care companies could also seek to provide services directly to their subscribers, rather than by contracting with us for such services. In addition, we have a significant number of contracts with Blue Cross Blue Shield plans and other regional health plans. Consolidation of the healthcare industry through acquisitions and mergers could potentially result in the loss of contracts for us. Any of these changes could reduce our net revenue, and adversely affect our profitability and financial condition.

CHANGES IN THE CONTRACTING MODEL FOR MEDICAID CONTRACTS--CERTAIN CHANGES IN THE CONTRACTING MODEL USED BY STATES FOR MANAGED HEALTHCARE SERVICES CONTRACTS RELATING TO MEDICAID LIVES COULD NEGATIVELY IMPACT OUR RESOURCES, PROFITABILITY AND RESULTS OF OPERATIONS.

      Substantially all of our Public Sector segment net revenue is derived from direct contracts that we have with state or county governments for the provision of services to Medicaid enrollees. In addition to TennCare discussed above, certain other states have recently contracted with managed care companies to manage both the behavioral and physical medical care of its Medicaid enrollees. If other governmental entities change the method for contracting for Medicaid business to a fully integrated model, we will attempt to subcontract with the managed care organizations to provide behavioral healthcare management for such Medicaid business; however, there is no assurance that we would be able to secure such arrangements. Accordingly, if such a change in the contracting model were to occur, it is possible that we could lose current contracted revenues, as well as be unable to bid on potential new business opportunities, thus negatively impacting our profitability and financial condition.

RISK-BASED PRODUCTS--BECAUSE WE PROVIDE SERVICES AT A FIXED FEE, IF WE ARE UNABLE TO ACCURATELY PREDICT AND CONTROL HEALTHCARE COSTS, OUR PROFITABILITY COULD DECLINE.

      We derive our net revenue primarily from arrangements under which we assume responsibility for costs of treatment services (excluding at present the cost of pharmaceuticals or other medication) in exchange for a fixed fee. We refer to such arrangements as "risk-based contracts" or "risk-based products," which includes EAP services. These arrangements provided 82.8 percent and 85.3 percent of our net revenue in the fiscal years ended December 31, 2005 and 2006, respectively.

      Furthermore, with respect to radiology benefits management, we believe that we are positioned to accelerate the growth of NIA by expanding NIA's current product offering into risk-based products. We believe that we can leverage our information systems, call center, claims and network infrastructure as well as its financial strength and underwriting expertise to facilitate the development of a risk-based RBM product offering. In December 2006, we announced that we had entered into our first risk based contract, which will begin in 2007.

      Profitability of our risk contracts could be reduced if we are unable to accurately estimate the rate of service utilization by members or the cost of such services when we price our services. Our assumptions of these costs when we price our services may not ultimately reflect actual utilization rates and costs, many aspects of which are beyond our control. If the cost of services provided to members under a contract together with the administrative costs exceeds the aggregate fees received by us under such contract, we incur a loss on the contract.

      Our profitability could also be reduced if we are required to make adjustments to estimates made in reporting historical financial results, particularly those regarding cost of care, reflected in our financial statements as medical claims payable. Medical claims payable includes reserves for incurred but not reported ("IBNR") claims, which are claims for covered services rendered by our providers which have not yet been submitted to us for payment. We estimate and reserve for IBNR claims based on past claims payment experience, including the average interval between the date services are rendered and the date the claims are received and between the date services are rendered and the date claims are paid, enrollment data, utilization statistics, adjudication decisions, authorized healthcare services and other factors. This data is incorporated into contract-specific reserve models. The estimates for submitted claims and IBNR claims are made on an accrual basis and adjusted in future periods as required. Neither we nor NIA currently possess any experience related to underwriting risk-based RBM products. If such risk-based RBM products are not correctly underwritten, our profitability and financial condition could be adversely affected.

      Factors that affect our ability to price our services, control our costs or accurately make estimates of IBNR claims and other expenses for which we create reserves may include changes in our assumptions for medical costs caused by changes in actual experience including:

o   changes in the delivery system;

o   changes in utilization patterns;

o   changes in the number of members seeking treatment;

o   unforeseen fluctuations in claims backlogs;

o   increases in the costs of the services;

o   the occurrence of catastrophes;

o   regulatory changes;

o   changes in benefit plan design; and

o   implementation of new products by us

      If our membership in risk-based business continues to grow (which is a major focus of our strategy), our exposure to potential losses from risk-based products will also increase.

FLUCTUATION IN OPERATING RESULTS--WE EXPERIENCE FLUCTUATIONS IN QUARTERLY OPERATING RESULTS AND, AS A CONSEQUENCE, WE MAY FAIL TO MEET OR EXCEED MARKET EXPECTATIONS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

      Our quarterly operating results have varied in the past and may fluctuate significantly in the future due to seasonal and other factors, including:

o changes in utilization levels by enrolled members of our risk-based contracts, including seasonal utilization patterns (for example, members generally tend to seek services less during the third and fourth quarters of the year than in the first and second quarters of the year);

o performance-based contractual adjustments to net revenue, reflecting utilization results or other performance measures;

o   changes in estimates for contractual adjustments under commercial contracts;

o   retrospective membership adjustments;

o   the timing of implementation of new contracts and enrollment changes; and

o   changes in estimates regarding medical costs and IBNR claims.

      These factors may affect our quarterly and annual net revenue, expenses and profitability in the future and, accordingly, we may fail to meet market expectations, which could cause our stock price to decline.

DEPENDENCE ON GOVERNMENT SPENDING--WE CAN BE ADVERSELY AFFECTED BY CHANGES IN FEDERAL, STATE AND LOCAL HEALTHCARE POLICIES.

      All of our Public Sector segment net revenue and a portion of our net revenue in our other two managed behavioral healthcare segments, and the Radiology Benefits Management segment and the Specialty Pharmaceutical Management segment are derived, directly or indirectly, from governmental agencies, including state Medicaid programs. Contract rates vary from state to state, are subject to periodic negotiation and may limit our ability to maintain or, increase rates. We are unable to predict the impact on our operations of future regulations or legislation affecting Medicaid programs, or the healthcare industry in general, and future regulations or legislation may have a material adverse effect on us. Moreover, any reduction in government spending for such programs could also have a material adverse effect on us (See "Reliance on Customer Contracts"). In addition, our contracts with federal, state and local governmental agencies, under both direct contract and subcontract arrangements, generally are conditioned upon financial appropriations by one or more governmental agencies, especially in the case of state Medicaid programs. These contracts generally can be terminated or modified by the customer if such appropriations are not made. Finally, some of our contracts with federal, state and local governmental agencies, under both direct contract and subcontract arrangements, require us to perform additional services if federal, state or local laws or regulations imposed after the contract is signed so require, in exchange for additional compensation to be negotiated by the parties in good faith. Government and other third-party payors generally seek to impose lower contract rates and to renegotiate reduced contract rates with service providers in a trend toward cost control.

RESTRICTIVE COVENANTS IN OUR DEBT INSTRUMENTS--RESTRICTIONS IMPOSED BY OUR DEBT AGREEMENTS LIMIT OUR OPERATING AND FINANCIAL FLEXIBILITY. THESE RESTRICTIONS MAY ADVERSELY AFFECT OUR ABILITY TO FINANCE OUR FUTURE OPERATIONS OR CAPITAL NEEDS OR ENGAGE IN OTHER BUSINESS ACTIVITIES THAT MAY BE IN OUR INTEREST.

      Our credit agreement with Deutsche Bank dated January 5, 2004, as amended (the "Credit Agreement"), contains a number of covenants. These covenants limit our management's discretion in operating our business by restricting or limiting our ability, among other things, to:

o incur or guarantee additional indebtedness or issue preferred or redeemable stock;

o   pay dividends and make other distributions;

o   repurchase equity interests;

o   make certain advances, investments and loans;

o   enter into sale and leaseback transactions;

o   create liens;

o   sell and otherwise dispose of assets;

o   acquire or merge or consolidate with another company; and

o   enter into some types of transactions with affiliates.

      These restrictions could adversely affect our ability to finance future operations or capital needs or engage in other business activities that may be in our interest. The Credit Agreement also requires us to comply with specified financial ratios and tests. Failure to do so, unless waived by the lenders under the Credit Agreement, pursuant to its terms, would result in an event of default under the Credit Agreement. The Credit Agreement is guaranteed by most of our subsidiaries and is secured by most of our assets and our subsidiaries' assets.

REQUIRED ASSURANCES OF FINANCIAL RESOURCES--OUR LIQUIDITY, FINANCIAL CONDITION, PROSPECTS AND PROFITABILITY CAN BE ADVERSELY AFFECTED BY PRESENT OR FUTURE STATE REGULATIONS AND CONTRACTUAL REQUIREMENTS THAT WE PROVIDE FINANCIAL ASSURANCE OF OUR ABILITY TO MEET OUR OBLIGATIONS.

      Some of our contracts and certain state regulations require us or certain of our subsidiaries to maintain specified cash reserves or letters of credit and/or to maintain certain minimum tangible net equity in certain of our subsidiaries as assurance that we have financial resources to meet our contractual obligations. Many of these state regulations also restrict the investment activity of certain of our subsidiaries. Some state regulations also restrict the ability of certain of our subsidiaries to pay dividends to us. Additional state regulations could be promulgated that would increase the cash or other security we would be required to maintain. In addition, our customers may require additional restricted cash or other security with respect to our obligations under our contracts, including our obligation to pay IBNR claims and other medical claims not yet processed and paid. In addition, certain of our contracts and state regulations limit the profits that we may earn on risk-based business. Our liquidity, financial condition, prospects and profitability could be adversely affected by the effects of such regulations and contractual provisions.

COMPETITION--THE COMPETITIVE ENVIRONMENT IN THE SPECIALTY MANAGED HEALTHCARE INDUSTRY MAY LIMIT OUR ABILITY TO MAINTAIN OR INCREASE OUR RATES, WHICH WOULD LIMIT OR ADVERSELY AFFECT OUR PROFITABILITY, AND ANY FAILURE IN OUR ABILITY TO RESPOND ADEQUATELY MAY ADVERSELY AFFECT OUR ABILITY TO MAINTAIN CONTRACTS OR OBTAIN NEW CONTRACTS.

      Our business is highly competitive. We compete with other healthcare organizations as well as with insurance companies, including HMOs, PPOs, TPAs, IPAs, multi-disciplinary medical groups, PBMs and other specialty healthcare and managed care companies. Many of our competitors, particularly certain insurance companies, HMOs and PBMs are significantly larger and have greater financial, marketing and other resources than us, which can create downward pressure on prices through economies of scale. The entrance or expansion of these larger companies in the specialty managed healthcare industry (including our customers who have insourced or who may choose to insource healthcare services) could increase the competitive pressures we face and could limit our ability to maintain or increase our rates. If this happens, our profitability could be adversely affected. In addition, if we do not adequately respond to these competitive pressures, it could cause us to not be able to maintain its current contracts or to not be able to obtain new contracts.

POSSIBLE IMPACT OF HEALTHCARE REFORM--HEALTHCARE REFORM CAN SIGNIFICANTLY REDUCE OUR REVENUES OR PROFITABILITY.

      The U.S. Congress and certain state legislatures are considering legislation that, among other things, would limit healthcare plans and methods of operations, limit employers' and healthcare plans' ability to define medical necessity, permit employers and healthcare plans to be sued in state courts for coverage determinations, provide universal health insurance at the state level, provide for minimum medical loss ratios, and otherwise affect health care insurance and managed care. It is uncertain whether we could recoup, through higher revenues or other measures, the increased costs of federal or state mandated benefits or other increased costs caused by such legislation or similar legislation. Other federal or state changes in law regarding managed care or universal health insurance coverage could also have adverse consequences for our business. In addition, if any federal parity legislation is adopted and the difference in coverage limits for mental health coverage and medical health coverage is reduced or eliminated, any increase in net revenue we derive following such legislation may not be sufficient to cover the increase in costs that would result from a greater utilization of mental healthcare services. We cannot predict the effect of this legislation or other legislation that may be adopted by Congress or by the states, and such legislation, if implemented, could have an adverse effect on us.

GOVERNMENT REGULATION--WE ARE SUBJECT TO SUBSTANTIAL GOVERNMENT REGULATION AND SCRUTINY, WHICH INCREASES OUR COSTS OF DOING BUSINESS AND COULD ADVERSELY AFFECT OUR PROFITABILITY.

      The specialty managed healthcare industry and the provision of specialty managed healthcare are subject to extensive and evolving federal and state regulation. Such laws and regulations cover, but are not limited to, matters such as licensure, accreditation, government healthcare program participation requirements, information privacy and security, reimbursement for patient services, and Medicare and Medicaid fraud and abuse. Our specialty pharmaceutical management business is also the subject of substantial federal and state governmental regulation and scrutiny. Government investigations and allegations have become more frequent concerning possible violations of fraud and abuse and false claims statutes and regulations by healthcare organizations. Violators may be excluded from participating in government healthcare programs, subject to fines or penalties or required to repay amounts received from the government for previously billed services. A violation of such laws and regulations may have a material adverse effect on us.

      We are subject to certain state laws and regulations and federal laws as a result of our role in management of customers' employee benefit plans.

      Regulatory issues may also affect our operations including, but not limited to:

o additional state licenses that may be required to conduct our businesses, including utilization review and TPA activities;

o limits imposed by state authorities upon corporations' control or excessive influence over managed healthcare services through the direct employment of physicians, psychiatrists, psychologists or other professionals, and prohibiting fee splitting;

o laws that impose financial terms and requirements on us due to our assumption of risk under contracts with licensed insurance companies or HMOs;

o laws in certain states that impose an obligation to contract with any healthcare provider willing to meet the terms of our contracts with similar providers;

o   maintaining confidentiality of patient information; and

o   complying with HIPAA within the imposed deadlines.

      The imposition of additional licensing and other regulatory requirements may, among other things, increase our equity requirements, increase the cost of doing business or force significant changes in our operations to comply with these requirements.

      The costs associated with compliance with government regulation as discussed above may adversely affect our financial condition and results of operations.

WE FACE ADDITIONAL REGULATORY RISKS ASSOCIATED WITH OUR SPECIALTY PHARMACEUTICAL MANAGEMENT SEGMENT WHICH COULD SUBJECT US TO ADDITIONAL REGULATORY SCRUTINY AND LIABILITY AND WHICH COULD ADVERSELY AFFECT THE PROFITABILITY OF THE SPECIALTY PHARMACEUTICAL MANAGEMENT SEGMENT IN THE FUTURE.

      With our acquisition of ICORE, additional federal and state regulations became applicable to us. Various aspects of our Specialty Pharmaceutical Management segment are governed by federal and state laws and regulations not previously applicable to us or which may now be applicable in different ways. Significant sanctions may be imposed for violations of these laws and compliance programs are a significant operational requirement of our business. There are significant uncertainties involving the application of many of these legal requirements to us. Accordingly, we may be required to incur additional administrative and compliance expenses in determining the applicable requirements and in adapting our compliance practices, or modifying our business practices, in order to satisfy changing interpretations and regulatory policies. In addition, there are numerous proposed health care laws and regulations at the federal and state levels, many of which, if adopted, could adversely affect our business.

      Federal Anti-Remuneration/Fraud And Abuse Laws.

      The federal healthcare Anti-Kickback Statute prohibits, among other things, an entity from paying or receiving, subject to certain exceptions and "safe harbors," any remuneration, directly or indirectly, to induce the referral of individuals covered by federally funded health care programs, or the purchase, or the arranging for or recommending of the purchase, of items or services for which payment may be made in whole, or in part, under Medicare, Medicaid, TRICARE or other federally funded health care programs. Sanctions for violating the Anti-Kickback Statute may include imprisonment, criminal and civil fines and exclusion from participation in the federally funded health care programs. The Anti-Kickback Statute has been interpreted broadly by courts, the OIG within DHHS, and other administrative bodies. It also is a crime under the Public Contractor Anti-Kickback Statute, for any person to knowingly and willfully offer or provide any remuneration to a prime contractor to the United States, including a contractor servicing federally funded health programs, in order to obtain favorable treatment in a subcontract. Violators of this law also may be subject to civil monetary penalties.

      In April 2003, the OIG published Compliance Guidance. The Compliance Guidance is voluntary and is directly aimed at the compliance efforts of pharmaceutical manufacturers. This Compliance Guidance highlights several transactions as potential "risks," including transactions and relationships with PBMs, some of which are similar to transactions and/or relationships that we entered into with its customers. As pharmaceutical manufacturers' business practices evolve in compliance with the Compliance Guidelines, our relationships with pharmaceutical manufacturers may be adversely affected.

      Federal Statutes Prohibiting False Claims.

      The Federal False Claims Act imposes civil penalties for knowingly making or causing to be made false claims with respect to governmental programs, such as Medicare and Medicaid, for services not rendered, or for misrepresenting actual services rendered, in order to obtain higher reimbursement. Private individuals may bring qui tam or whistle blower suits against providers under the Federal False Claims Act, which authorizes the payment of a portion of any recovery to the individual bringing suit. A few federal district courts recently have interpreted the Federal False Claims Act as applying to claims for reimbursement that violate the Anti-Kickback Statute under certain circumstances. The Federal False Claims Act generally provides for the imposition of civil penalties and for treble damages, resulting in the possibility of substantial financial penalties for small billing errors. Criminal provisions that are similar to the Federal False Claims Act provide that a corporation may be fined if it is convicted of presenting to any federal agency a claim or making a statement that it knows to be false, fictitious or fraudulent. While we do not directly provide services to beneficiaries of federally funded health programs and, accordingly, do not directly submit claims to the federal government, we do provide services to federal government contractors, such as Part D Plans, and it is possible that we could nevertheless become involved in a situation where false claim issues are raised based on allegations that we caused or assisted a government contractor in making a false claim.

      Medicare Prescription Drug Improvement, and Modernization Act of 2003.

      The MMA that took effect on January 1, 2006, among other things, created a new voluntary outpatient prescription drug benefit for Medicare enrollees on an insured basis through PDPs, and by Medicare Advantage Plans, in various regions across the United States. Among other things, PDPs and Medicare Advantage Plans are subject to provisions of the MMA intended to deter fraud, waste and abuse and are monitored strictly by CMS and its contracted MEDICs to ensure that Part

D program funds are not spent inappropriately. If CMS determines that we have not performed satisfactorily as a subcontractor, CMS may request a PDP or a Medicare Advantage Plan customer of ours to revoke its Part D activities or responsibilities under the subcontract. The practices that are subject to regulation under these provisions are evolving and future applications or interpretations of these provisions could adversely affect our operations.

      FDA Regulation.

      The FDA generally has authority to regulate drug promotional materials that are disseminated "by or on behalf of" a drug manufacturer. Our business includes the provision of educational seminars for prescribers and other of our customers on behalf of manufacturer clients and thus is subject to the federal laws applicable to the promotion of prescription drugs.

      State Anti-Remuneration/False Claims Laws.

      Several states have laws and/or regulations similar to the federal anti-remuneration and Federal False Claims Act described above. Sanctions for violating these state anti-remuneration and false claims laws may include injunction, imprisonment, criminal and civil fines and exclusion from participation in the state Medicaid programs.

      State Comprehensive PBM Regulation.

      States continue to introduce broad legislation to regulate PBM activities. Some of this legislation would encompass our activities. In particular, such legislation seeks to impose fiduciary duties or disclosure obligations on entities that provide certain types of pharmacy management services. Both Maine and the District of Columbia have enacted statutes imposing fiduciary obligations on entities providing pharmacy management services. Regulation of this nature could adversely affect the services we provide our customers.

      State Legislation Affecting Plan Or Benefit Design.

      Some states have enacted legislation that prohibits certain types of managed care plan sponsors from implementing certain restrictive formulary and network design features, and many states have legislation regulating various aspects of managed care plans, including provisions relating to the pharmacy benefits. Other states mandate coverage of certain benefits or conditions and require health plan coverage of specific drugs, if deemed medically necessary by the prescribing physician. Such legislation does not generally apply to us directly, but may apply to certain or our clients, such as HMOs and health insurers. If legislation of this nature were to become widely adopted and were applied to services we provide, it could have the effect of limiting the economic benefits achievable by our customers through the use of our services, adversely affecting the demand for our services.

      Legislation Affecting Drug Prices.

      Under MMA, Part B drugs generally are reimbursed on an ASP methodology. This ASP methodology may create an incentive for some drug manufacturers to reduce the levels of discounts or rebates available to purchasers, including us, or their clients with respect to Medicare Part B drugs.

      The federal Medicaid rebate statute provides that pharmaceutical manufacturers of brand-name outpatient prescription drugs must provide the Medicaid program a rebate in accordance with certain requirements.

Investigations have been commenced by certain government agencies which question whether Medicaid rebates were properly calculated in accordance with such requirements, reported and paid by the manufacturers to the Medicaid programs. We are not responsible for such calculations, reports or payments. Some pharmaceutical manufacturers may view the Medicaid rebate statute and/or the associated investigations as a disincentive to offer rebates and discounts to private parties, including in the context of our business.

      Regulations Affecting Our Pharmacies.

      We own two mail order pharmacies that provide services to certain of our health plan customers. The activities undertaken by our pharmacies subject the pharmacies to state and federal statutes and regulations governing, among other things, the licensure and operation of mail order and non-resident pharmacies, repackaging of drug products, stocking of prescription drug products and dispensing of prescription drug products, including controlled substances. Our pharmacy facilities are located in Florida and New York and are duly licensed to conduct business in those states. Many states, however, require out-of-state mail order pharmacies to register with or be licensed by the state board of pharmacy or similar governing body when pharmaceuticals are delivered by mail into the state and some states require that an out-of-state pharmacy employ a pharmacist that is licensed in the state into which pharmaceuticals are shipped. Additional regulation of this nature may require us to expend additional funds to satisfy such regulatory requirements and could make it impractical for us to undertake certain business opportunities we may otherwise be interested in pursuing.

      Regulation of Controlled Substances.

      Our pharmacies must register with the DEA and individual state controlled substance authorities in order to dispense controlled substances. Federal law requires us to comply with the DEA's security, recordkeeping, inventory control, and labeling standards in order to dispense controlled substances. State controlled substance law requires registration and compliance with state pharmacy licensure, registration or permit standards promulgated by the state pharmacy licensing authority.

      Some of the state regulatory requirements described above may be preempted in whole or in part by ERISA, which provides for comprehensive federal regulation of employee benefit plans. However, the scope of ERISA preemption is uncertain and is subject to conflicting court rulings. As a result, we could be subject to overlapping federal and state regulatory requirements in respect of certain of our operations and may need to implement compliance programs that satisfy multiple regulatory regimes.

      Other.

      Most of our distribution contracts with our customers use "average wholesale price" ("AWP") as a benchmark for establishing pricing. As part of a proposed settlement in the case of New England Carpenters Health Benefit Fund, et. al. v. First Data Bank, et. al., Civil Action No. 1:05-CV-11148-PBS (D. Mass.), a case brought against First Data Bank, one of several companies that report data on prescription drug prices, First Data Bank has agreed to reduce the AWP of over 8,000 specific pharmaceutical products by four percent. The proposed settlement has received preliminary but not final approval of the court, and we cannot predict whether or when the court will grant final approval of the settlement or the timing of any changes to the AWP.

      In the absence of any action on our part to renegotiate with our customers the pricing of those pharmacy distribution contracts that use AWP, the proposed reduction in First Data Bank's AWP could adversely affect the margin earned on those distribution contracts that use AWP, however it is not expected to have a material adverse affect on our results of operations.

RISKS RELATED TO REALIZATION OF GOODWILL AND INTANGIBLE ASSETS--OUR PROFITABILITY COULD BE ADVERSELY AFFECTED IF THE VALUE OF INTANGIBLE ASSETS IS NOT FULLY REALIZED.

      Our total assets at December 31, 2006 reflect goodwill of approximately $374.4 million, representing approximately 31.0 percent of total assets. There can be no assurance that such goodwill or intangible assets will be realizable. We completed our annual impairment analysis of goodwill as of October 1, 2006 noting that the fair value exceeded the associated carrying value; therefore, no impairment was recorded.

      At December 31, 2006, identifiable intangible assets (customer lists, contracts and provider networks) totaled approximately $75.4 million. Intangible assets are amortized over their estimated useful lives, which range from approximately three to sixteen years. The amortization periods used may differ from those used by other entities. In addition, we may be required to shorten the amortization period for intangible assets in future periods based on changes in our business. We may not ever realize the value of such assets.

      We evaluate, on a regular basis, whether for any reason the carrying value of our intangible assets and other long-lived assets may no longer be completely recoverable, in which case a charge to earnings for impairment losses could become necessary. When events or changes in circumstances occur that indicate the carrying amount of long-lived assets may not be recoverable, we assess the recoverability of long-lived assets other than goodwill by determining whether the carrying value of such intangible assets will be recovered through the future cash flows expected from the use of the asset and its eventual disposition.

      Any event or change in circumstances leading to a future determination requiring additional write-offs of a significant portion of unamortized intangible assets or goodwill would adversely affect our profitability.

RISK OF POTENTIAL LIMITATION OF OUR NET OPERATING LOSS CARRYFORWARDS ("NOLS") -- CERTAIN FUTURE CHANGES IN THE COMPOSITION OF OUR STOCKHOLDER POPULATION COULD, IN CERTAIN CIRCUMSTANCES, LIMIT OUR ABILITY TO USE OUR NOLS.

      We estimate that, as of December 31, 2006, we had reportable federal NOLs of approximately $357.8 million. These NOLs expire in 2011 through 2025 and are subject to examination and adjustment by the IRS. In addition, our utilization of these NOLs became subject to limitation under Internal Revenue Code section 382 ("Section 382") upon emergence from bankruptcy, which affects the timing of the use of NOLs. At this time, we do not believe these limitations will materially limit our ability to use any NOLs before they expire.

      The limitations imposed by Section 382 provide that a corporation that undergoes an "ownership change" may generally thereafter only utilize its pre-change losses (including, in some cases, certain so-called "built-in" losses that have not yet been recognized for federal income tax purposes) to offset a fixed amount of taxable income per year. A corporation generally undergoes an ownership change if the percentage of stock of the corporation owned by one or more 5% shareholders has increased by more than 50 percentage points over, at most, a three-year period (with certain groups of less-than-5% shareholders treated as a single shareholder for this purpose). We underwent such an ownership change upon consummation of its reorganization in January 2004. Subsequent changes in our stock ownership, including other sales of our common stock by 5% shareholders, certain purchases that result in 5% or greater ownership of our common stock, certain changes in the indirect beneficial ownership of our common stock, and issuances or redemptions of common stock by us, could result in another ownership change that would trigger an additional
Section 382 limitation.

      The application of another Section 382 limitation on our federal NOLs as a result of future ownership changes could reduce the amount of such NOLs we could utilize in a year, and thereby have an adverse effect on our anticipated future cash flow, if, for example, the fair market value of our stock were to decline significantly prior to such ownership change. In general, the amount of the annual limitation to which a corporation's pre-change losses are subject following an ownership change is equal to the product of (1) the fair market value of the corporation's stock immediately before the ownership change (subject to certain reductions) multiplied by (2) the "long-term tax-exempt rate" in effect for the month in which the ownership change occurs. In certain circumstances, the annual limitation for a particular year may be increased due to the subsequent recognition of so-called "built-in" gains that existed at the time of the ownership change. Any unused limitation may be carried forward, thereby increasing the annual limitation in the subsequent taxable year. However, if we did not continue our historic business or use a significant portion of our assets in a new business for two years after the ownership change, the resulting annual limitation would be reduced, possibly to zero.

CLAIMS FOR PROFESSIONAL LIABILITY--PENDING OR FUTURE ACTIONS OR CLAIMS FOR PROFESSIONAL LIABILITY (INCLUDING ANY ASSOCIATED JUDGMENTS, SETTLEMENTS, LEGAL FEES AND OTHER COSTS) COULD REQUIRE US TO MAKE SIGNIFICANT CASH EXPENDITURES AND CONSUME SIGNIFICANT MANAGEMENT TIME AND RESOURCES, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR PROFITABILITY AND FINANCIAL CONDITION.

      Management and administration of the delivery of specialty managed healthcare, and the direct provision of healthcare treatment services, entail significant risks of liability. In recent years, participants in the specialty managed healthcare industry have become subject to an increasing number of lawsuits. From time to time, we are subject to various actions and claims of professional liability alleging negligence in performing utilization review activities, as well as for the acts or omissions of our employees, network providers or others. In the normal course of business, we receive reports relating to deaths and other serious incidents involving patients enrolled in our programs. Such incidents occasionally give rise to malpractice, professional negligence and other related actions and claims against us or our network providers. We are also subject to actions and claims for the costs of services for which payment was denied. Many of these actions and claims seek substantial damages and require us to incur significant fees and costs related to our defense and consume significant management time and resources, which could have a material adverse effect on our profitability and financial condition.

PROFESSIONAL LIABILITY AND OTHER INSURANCE--CLAIMS BROUGHT AGAINST US THAT EXCEED THE SCOPE OF OUR LIABILITY COVERAGE OR DENIAL OF COVERAGE COULD MATERIALLY AND ADVERSELY AFFECT OUR PROFITABILITY AND FINANCIAL CONDITION.

      We maintain a program of insurance coverage against a broad range of risks in our business. As part of this program of insurance, we carry professional liability insurance, subject to certain deductibles and self-insured retentions. We are also sometimes required by customer contracts to post surety bonds with respect to our potential liability on professional responsibility claims that may be asserted in connection with services we provide. As of December 3l, 2006, we had approximately $6.2 million of such bonds outstanding. Our insurance may not be sufficient to cover any judgments, settlements or costs relating to present or future claims, suits or complaints. Upon expiration of our insurance policies, sufficient insurance may not be available on favorable terms, if at all. To the extent our customers are entitled to indemnification under their contracts with us relating to liabilities they incur arising from the operation of our programs, such indemnification may not be covered under our insurance policies. To the extent that certain actions and claims seek punitive and compensatory damages arising from our alleged intentional misconduct, such damages, if awarded, may not be covered, in whole or in part, by our insurance policies. We also have potential liability relating to the self-insurance program we maintained previously with respect to our provider business. If we are unable to secure adequate insurance in the future, or if the insurance we carry is not sufficient to cover any judgments, settlements or costs relating to any present or future actions or claims, such judgments, settlements or costs may have a material adverse effect on our profitability and financial condition. If we are unable to obtain needed surety bonds in adequate amounts or make alternative arrangements to satisfy the requirements for such bonds, we may no longer be able to operate in those states, which would have a material adverse effect on us.

CLASS ACTION SUITS AND OTHER LEGAL PROCEEDINGS--WE COULD BE TARGETED BY CLASS ACTION AND OTHER LAWSUITS THAT COULD RESULT IN MATERIAL LIABILITIES TO US OR CAUSE US TO INCUR MATERIAL COSTS, TO CHANGE OUR OPERATING PROCEDURES IN WAYS THAT INCREASE COSTS OR TO COMPLY WITH ADDITIONAL REGULATORY REQUIREMENTS.

      Managed healthcare companies and PBM companies have been targeted as defendants in national class action lawsuits regarding their business practices. We have in the past been subject to such class actions as defendants and is also subject to other lawsuits and legal proceedings in conducting our business. These lawsuits may take years to resolve and cause us to incur substantial litigation expenses and the outcomes could have a material adverse effect on our profitability and financial condition. In addition to potential damage awards, depending upon the outcomes of such cases, these lawsuits may cause or force changes in practices of our industry and may also cause additional regulation of the industry through new federal or state laws or new applications of existing laws or regulations. Such changes could increase our operating costs.

GOVERNMENT INVESTIGATIONS--WE MAY BE SUBJECTED TO ADDITIONAL REGULATORY REQUIREMENTS AND TO INVESTIGATIONS OR REGULATORY ACTION BY GOVERNMENTAL AGENCIES, EACH OF WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      From time to time, we receive notifications from and engage in discussions with various government agencies concerning our businesses and operations. As a result of these contacts with regulators, we may, as appropriate, be required to implement changes to our operations, revise our filings with such agencies and/or seek additional licenses to conduct our business. Our inability to comply with the various regulatory requirements may have a material adverse effect on our business.

      In addition, we may become subject to regulatory investigations relating to our business, which may result in litigation or regulatory action. A subsequent legal liability or a significant regulatory action against us could have a material adverse effect on our business, financial condition and results of operations. Moreover, even if we ultimately prevail in the litigation, regulatory action or investigation, such litigation, regulatory action or investigation could have a material adverse effect on our business, financial condition and results of operations.

                       WHERE YOU CAN FIND MORE INFORMATION

      The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus, without charge, upon written or oral request.

      If you would like to obtain this information from us, please direct your request, either in writing or by telephone, to:

                               Investor Relations
                         Magellan Health Services, Inc.
                                   55 Nod Road
                             Avon, Connecticut 06001
                                 (860) 507-1900

      We file reports, proxy statements and other information with the SEC. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

      Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding Magellan and other issuers that file electronically with the SEC. The address of the SEC internet site is www.sec.gov. This information is also available on our Company website at www.magellanhealth.com.

      Reports, proxy statements and other information regarding us may also be inspected at:

                 The National Association of Securities Dealers
                               1735 K Street, N.W.
                             Washington, D.C. 20006

      We have filed a registration statement under the Securities Act with the SEC with respect to the shares to be sold hereunder. This prospectus has been filed as part of the registration statement. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as set forth above.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of the Ordinary Common Stock pursuant to this prospectus. All proceeds from the sale of the Ordinary Common Stock pursuant to this prospectus will be made for the account of the Selling Stockholder, as described below.

                               SELLING STOCKHOLDER

      This prospectus relates to certain shares of Ordinary Common Stock that have been issued, subject to certain restrictions, to the Selling Stockholder without payment therefor. This prospectus may also be used by the Selling Stockholder's donees, pledgees, transferees or other successors in interest. The following table sets forth the name and relationship to Magellan of the Selling Stockholder, and the information with respect to the number of shares of Ordinary Common Stock owned by the Selling Stockholder and as adjusted to give effect to the sale of the shares that may be offered pursuant to this prospectus. Because the Selling Stockholder may from time to time offer all or some of the shares pursuant to this offering, we cannot estimate the number of the shares that will be held by the Selling Stockholder after completion of the offering. However, for purposes of the table below, we have assumed that, after completion of the offering, none of the shares covered by this prospectus as of the date of this prospectus will be held by the Selling Stockholder.

                                     NUMBER OF
                                       SHARES                  NUMBER OF
                      RELATIONSHIPS     OWNED     NUMBER OF     SHARES
                       TO MAGELLAN    PRIOR TO     SHARES       OWNED
NAME OF SELLING           SINCE         THE         BEING     AFTER THE
   STOCKHOLDER         JANUARY 2003   OFFERING     OFFERED     OFFERING
   -----------         ------------   --------     -------     --------

 Michael Majerik     Chief Sales and     4,753       4,753         0
                    Marketing Officer

      Pursuant to Rule 416 under the Securities Act, the registration statement of which this prospectus is a part also covers any additional shares of Ordinary Common Stock which become issuable in connection with the shares identical in the table above through any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of outstanding shares of Ordinary Common Stock.

      As of February 28, 2007, there were 38,949,649 shares of Ordinary Common Stock issued and outstanding.


                              PLAN OF DISTRIBUTION

      As used in this prospectus, "Selling Stockholder" includes the Selling Stockholder named above and his donees, pledgees, transferees or other successors in interest selling shares received from named Selling Stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. We have been advised that the Selling Stockholder may effect sales of the shares of Ordinary Common Stock directly, or indirectly by or through underwriters, agents or broker-dealers, and that the shares of Ordinary Common Stock may be sold by one or a combination of several of the following methods:

      o one or more block transactions, in which the broker or dealer so engaged will attempt to sell the shares of Ordinary Common Stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

      o purchases by a broker-dealer or market maker, as principal, and resale by the broker-dealer for its account;

      o ordinary brokerage transactions or transactions in which a broker solicits purchases;

      o on the Nasdaq Stock Market or on any other national securities exchange or quotation service on which our Ordinary Common Stock may be listed or quoted at the time of the sale;

      o     in the over-the-counter market;

      o through the writing of options, whether the options are listed on an options exchange or otherwise;

      o through distributions to creditors and equity holders of the Selling Stockholders; or

      o any combination of the foregoing, or any other available means allowable under applicable law.

      We will bear all costs, expenses and fees in connection with the registration and sale of the Ordinary Common Stock covered by this prospectus, other than underwriting discounts and selling commissions. We will not receive any proceeds from the sale of the shares of our Ordinary Common Stock covered hereby. The Selling Stockholder will bear all commissions and discounts, if any, attributable to sales of the shares. The Selling Stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

      The Selling Stockholder may sell the shares covered by this prospectus from time to time, and may also decide not to sell all or any of the shares he is allowed to sell under this prospectus. The Selling Stockholder will act independently of us in making decisions regarding the timing, manner and size of each sale. The Selling Stockholder may effect sales by selling the shares directly to purchasers in individually negotiated transactions, or to or through broker-dealers, which may act as agents or principals. The Selling Stockholder may sell his shares at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at privately negotiated prices.

      Additionally, the Selling Stockholder may engage in hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In those transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with the Selling Stockholder. The Selling Stockholder also may sell shares short and redeliver shares to close out such short positions. The Selling Stockholder may also enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The Selling Stockholder also may loan or pledge shares to a broker-dealer. The broker-dealer may sell the shares so loaned or pledged pursuant to this prospectus.

      The Selling Stockholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the Selling Stockholder or borrowed from the Selling Stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the Selling Stockholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

      Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders. Broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. In effecting sales, broker-dealers engaged by the Selling Stockholder may arrange for other broker-dealers to participate in the resales.

      In connection with sales of our Ordinary Common Stock covered hereby, the Selling Stockholder and any broker-dealers or agents and any other participating broker-dealers who execute sales for the Selling Stockholder may be deemed to be "underwriters" within the meaning of the Securities Act. Accordingly, any profits realized by the Selling Stockholder and any compensation earned by such broker-dealers or agents may be deemed to be underwriting discounts and commissions. Because the Selling Stockholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the Selling Stockholder will be subject to the prospectus delivery requirements of that act. We will make copies of this prospectus (as it may be amended or supplemented from time to time) available to the Selling Stockholder for the purpose of satisfying the prospectus delivery requirements. In addition, any shares of the Selling Stockholder covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold in open market transactions under Rule 144 rather than pursuant to this prospectus.

      The Selling Stockholder will be subject to applicable provisions of Regulation M of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares of our Ordinary Common Stock by the Selling Stockholder. These restrictions may affect the marketability of such shares.

      In order to comply with applicable securities laws of some states, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available.

      To the extent necessary, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution. We will file a supplement to this prospectus, if required, upon being notified by the Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. The supplement will disclose the name of the Selling Stockholder and of the participating broker-dealer(s); the number of shares involved; the price at which such shares were sold; the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; that such broker-dealer(s) did not conduct any investigation to verify the information contained in or incorporated by reference in this prospectus; and any other facts material to the transaction.

                                  LEGAL MATTERS

      The validity of the issuance of shares of the Ordinary Common Stock offered by this Prospectus will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York.

                                     EXPERTS

      The consolidated financial statements of Magellan Health Services, Inc. appearing in Magellan Health Services, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2006 (including schedules appearing therein) and Magellan Health Services, Inc. management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management's assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.  INCORPORATION OF DOCUMENTS BY REFERENCE.

      The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with the SEC. This means that we can disclose important information by referring you to those documents. All documents that Magellan subsequently files with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, will be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Unless expressly incorporated into this Registration Statement, a Current Report (or portion thereof) furnished, but not filed, on Form 8-K shall not be incorporated by reference into this Registration Statement. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Registration Statement shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

      We incorporate by reference the following documents that we have filed with the SEC and any filings that we will make with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is terminated:

      o     Our Annual Report on Form 10-K for the year ended December 31, 2006.

      o     Our Current Report on Form 8-K filed on January 4, 2007;

      o     Our Current Report on Form 8-K filed on February 27, 2007; and

      o The description of our Ordinary Common Stock, par value $0.01 per share, contained in our Current Report on Form 8-K filed on November 5, 2004.

ITEM 4.  DESCRIPTION OF SECURITIES.

      Not applicable.

ITEM 5.  INTERESTS OF NAMED EXPERTS AND COUNSEL

      Not applicable.

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Company is a Delaware corporation. Section 145 of the Delaware General Corporation Law, which we refer to as the "DGCL", provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances.

      Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of his service as director, officer, employee or agent of the corporation, or his service, at the corporation's request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful.

      Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

      Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) or (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

      Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would otherwise have the power to indemnify such person against such liability under Section 145.

      In addition, Section 102(b)(7) of the DGCL permits Delaware corporations to include a provision in their certificates of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that the provisions will not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or other unlawful distributions, or (iv) for any transactions from which the director derived an improper personal benefit.

      Article V Section 1 of the Bylaws and Article VI Part E of the Amended and Restated Certificate of Incorporation of Magellan provide in substance that

Magellan will indemnify current and former directors and officers to the fullest extent permitted by law. In addition, Article VI Part D of the Certificate of Incorporation of Magellan provides in substance that directors of Magellan will not be personally liable either to Magellan or to any stockholder for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to Magellan or its stockholders, or (ii) for acts or omissions which are not in good faith or which involve intentional misconduct or knowing violation of the law, or (iii) for any matter in respect of which the director will be liable under Section 174 of the DGCL or any amendment thereto or successor provision thereto, or (iv) for any transaction from which the director derived an improper personal benefit. Magellan maintains Directors' and Officers' liability insurance with various insurance providers.

ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED

The issuance of the shares of Ordinary Common Stock being offered under the reoffer prospectus were exempt from registration under the Securities Act as a transaction not involving any public offering.

ITEM 8.  EXHIBITS.

  EXHIBIT                            DESCRIPTION
----------  --------------------------------------------------------------------
   4.1      Amended and Restated Certificate of Incorporation of the
            Registrant, as filed in the office of the Secretary of State of the State of Delaware on January 5, 2004.(1)

   4.2 Bylaws of the Registrant, as of January 5, 2004, as amended January 21, 2004. (2)

   4.3 Amendments, dated as of January 31, 2006, to Incentive Stock Option Award Agreements between National Imaging Associates, Inc. and John Donahue (as assumed by
            Magellan Health Services, Inc.)

   4.4 Amendments, dated as of January 31, 2006, to Incentive Stock Option Award Agreements between National Imaging Associates, Inc. and Thomas Dehn (as assumed by Magellan Health Services, Inc.)

   4.5 Amendments, dated as of January 31, 2006, to Incentive Stock Option Award Agreements between National Imaging Associates, Inc. and R. Robert LaGalia (as assumed by
            Magellan Health Services, Inc.)

   4.6 Stock Option Agreement and Notice of Stock Option Grant, dated as of January 31, 2006, between Magellan Health
            Services, Inc. and John Donahue

   4.7 Stock Option Agreement and Notice of Stock Option Grant, dated as of January 31, 2006, between Magellan Health
            Services, Inc. and Thomas Dehn

   4.8 Stock Option Agreement and Notice of Stock Option Grant, dated as of January 31, 2006, between Magellan Health
            Services, Inc. and R. Robert LaGalia

   4.9 Stock Option Agreement and Notice of Stock Option Grant, dated July 31, 2006, between Magellan Health Services, Inc. and George Petrovas

   4.10 Stock Option Agreement and Notice of Stock Option Grant, dated July 31, 2006, between Magellan Health Services, Inc. and Andrew Gellman

   4.11 Stock Option Agreement and Notice of Stock Option Grant, dated July 31, 2006, between Magellan Health Services, Inc. and Kerry Bradley

   4.12 Stock Option Agreement and Notice of Stock Option Grant, dated July 31, 2006, between Magellan Health Services, Inc. and Kjel Johnson

   4.13 Stock Option Agreement and Notice of Option Grant, dated as of July 17, 2006, between Magellan Health Services, Inc. and Michael Majerik.

   4.14     Restricted Stock Unit Award Agreement and Notice of
            Restricted Stock Unit Grant, dated as of July 17, 2006, between Magellan Health Services, Inc. and Michael
            Majerik.

   5.1 Opinion of Weil, Gotshal & Manges LLP as to the legality of shares of Ordinary Common Stock being registered.

   23.1     Consent of Ernst & Young LLP

   23.2 Consent of Weil, Gotshal & Manges LLP (included in the Opinion filed as Exhibit 5.1)

   24.1 Power of Attorney of certain directors and officers of the Registrant (included in signature page of this Registration Statement)

(1) Incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2004 (File No. 1-06639).

(2) Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2004 (File No. 1-06639).

ITEM 9.  UNDERTAKINGS.

(a)   The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, Magellan Health Services, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Avon, State of Connecticut, on the 28th day of February 2007.

                                    MAGELLAN HEALTH SERVICES, INC.
                                    By:     /s/ DANIEL N. GREGROIRE
                                            ------------------------------------
                                            Daniel N. Gregroire
                                            Senior Vice President

                                POWER OF ATTORNEY

      KNOW ALL THESE PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven J. Shulman, Mark S. Demilio and Daniel M. Gregroire, and each of them, his attorneys-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that each said attorneys-in-fact or his substitute or substitutes, may do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE                      TITLE                          DATE
---------                      -----                          ----

/s/ STEVEN J. SHULMAN          Chief Executive Officer        February 28, 2007
-----------------------        and Chairman of the Board
Steven J. Shulman              of Directors (Principal
                               Executive Officer)


/s/ DR. RENE LERER             Chief Operating Officer        February 28, 2007
-----------------------        and Director
Dr. Rene Lerer



/s/ MARK S. DEMILIO            Executive Vice President       February 28, 2007
-----------------------        and Chief Financial
Mark S. Demilio                Officer (Principal
                               Financial Officer)


/s/ JEFFREY N. WEST            Senior Vice President and      February 28, 2007
-----------------------        Controller Officer)
Jeffrey N. West


/s/ SAUL E. BURIAN
-----------------------        Director                       February 28, 2007
Saul E. Burian


/s/ MICHAEL DIAMENT
-----------------------        Director                       February 28, 2007
Michael Diament

/s/ BARRY SMITH
-----------------------        Director                       February 28, 2007
Barry Smith


/s/ ROBERT M. LE BLANC
-----------------------        Director                       February 28, 2007
Robert M. Le Blanc


/s/ WILLIAM J. MCBRIDE
-----------------------        Director                       February 28, 2007
William J. McBride


/s/ MICHAEL P. RESSNER
-----------------------        Director                       February 28, 2007
Michael P. Ressner


/s/ ALLEN F. WISE
-----------------------        Director                       February 28, 2007
Allen F. Wise

                                  EXHIBIT INDEX



  EXHIBIT                            DESCRIPTION
-----------       --------------------------------------------------------------
     4.1          Amended and Restated Certificate of Incorporation of the
                  Registrant, as filed in the office of the Secretary of State of the State of Delaware on January 5, 2004.(1)

     4.2 Bylaws of the Registrant, as of January 5, 2004, as amended January 21, 2004. (2)

     4.3 Amendments, dated as of January 31, 2006, to Incentive Stock Option Award Agreements between National Imaging Associates, Inc. and John Donahue (as assumed by Magellan Health Services, Inc.)

     4.4 Amendments, dated as of January 31, 2006, to Incentive Stock Option Award Agreements between National Imaging Associates, Inc. and Thomas Dehn (as assumed by Magellan Health Services, Inc.)

     4.5 Amendments, dated as of January 31, 2006, to Incentive Stock Option Award Agreements between National Imaging Associates, Inc. and R. Robert LaGalia (as assumed by Magellan Health Services, Inc.)

     4.6 Stock Option Agreement and Notice of Stock Option Grant, dated as of January 31, 2006, between Magellan Health Services, Inc. and John Donahue

     4.7 Stock Option Agreement and Notice of Stock Option Grant, dated as of January 31, 2006, between Magellan Health Services, Inc. and Thomas Dehn

     4.8 Stock Option Agreement and Notice of Stock Option Grant, dated as of January 31, 2006, between Magellan Health Services, Inc. and R. Robert LaGalia

     4.9 Stock Option Agreement and Notice of Stock Option Grant, dated July 31, 2006, between Magellan Health Services, Inc. and George Petrovas

     4.10 Stock Option Agreement and Notice of Stock Option Grant, dated July 31, 2006, between Magellan Health Services, Inc. and Andrew Gellman

     4.11 Stock Option Agreement and Notice of Stock Option Grant, dated July 31, 2006, between Magellan Health Services, Inc. and Kerry Bradley

     4.12 Stock Option Agreement and Notice of Stock Option Grant, dated July 31, 2006, between Magellan Health Services, Inc. and Kjel Johnson

     4.13 Stock Option Agreement and Notice of Option Grant, dated as of July 17, 2006, between Magellan Health Services, Inc. and Michael Majerik.

     4.14 Restricted Stock Unit Award Agreement and Notice of Restricted Stock Unit Grant, dated as of July 17, 2006, between Magellan Health Services, Inc. and Michael Majerik.

     5.1 Opinion of Weil, Gotshal & Manges LLP as to the legality of shares of Ordinary Common Stock being registered.

     23.1         Consent of Ernst & Young LLP

     23.2 Consent of Weil, Gotshal & Manges LLP (included in the Opinion filed as Exhibit 5.1)

     24.1 Power of Attorney of certain directors and officers of the Registrant (included in signature page of this Registration Statement)

(1) Incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2004 (File No. 1-06639).

(2) Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2004 (File No. 1-06639).